Condensed Consolidated Interim Financial Statements

Prepared by Management

Third Quarter Report
Three and Nine Months Ended September 30, 2017 and 2016

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents		$43,548	$72,317
Investments		158	85
Accounts receivable	4	35,336	25,560
Inventories	5	14,020	13,431
Prepaid expenses		1,265	2,037
Total current assets		94,327	113,430
Non-current deposits		665	659
Deferred income tax asset		896	183
Mineral properties, plant and equipment	7	85,181	66,238
Total assets		$181,069	$180,510

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$20,822	$18,229
Income taxes payable		1,719	4,631
Credit facility	8	1,500	9,000
Total current liabilities		24,041	31,860

Deferred lease inducement		249	-
Provision for reclamation and rehabilitation		7,910	7,846
Deferred income tax liability		5,704	7,545
Total liabilities		37,904	47,251

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 127,456,410 shares (Dec 31, 2016 - 127,080,264 shares)	Page 4	450,642	449,594
Contributed surplus	Page 4	8,373	6,689
Accumulated comprehensive income (loss)	Page 4	117	44
Retained earnings (deficit)		(315,967)	(323,068)
Total shareholders' equity		143,165	133,259
Total liabilities and shareholders' equity		$181,069	$180,510

Commitments and contingencies (Notes 7, 14 and 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes	2017	2016	2017	2016

Revenue		$39,782	$42,066	$108,859	$128,117

Cost of sales:
Direct production costs		27,400	24,033	74,931	80,852
Royalties		457	247	1,237	732
Share-based compensation	9	63	(208)	155	78
Depreciation and depletion		4,394	2,761	11,778	12,059
Write down of inventory to net realizable value	5	166	-	166	-
		32,480	26,833	88,267	93,721
Mine operating earnings		7,302	15,233	20,592	34,396

Expenses:
Exploration	10	3,432	2,361	10,533	5,468
General and administrative	11	1,605	2,827	5,991	8,010
		5,037	5,188	16,524	13,478
Operating earnings (loss)		2,265	10,045	4,068	20,918

Finance costs	8	166	345	610	926

Other income (expense):
Foreign exchange		(561)	(1,650)	2,454	(2,983)
Investment and other		(170)	(426)	119	(610)
		(731)	(2,076)	2,573	(3,593)

Earnings (loss) before income taxes		1,368	7,624	6,031	16,399

Income tax expense (recovery):
Current income tax expense		882	2,731	1,726	7,622
Deferred income tax (recovery)		(510)	(693)	(2,710)	(337)
		372	2,038	(984)	7,285

Net earnings (loss) for the period		996	5,586	7,015	9,114

Other comprehensive income (loss), net of tax
Reclassification for realized gain (loss) on available- for-sale financial assets		-	-	(72)	(269)
Unrealized gain (loss) on available-for-sale financial assets		(35)	4	145	58

Comprehensive income (loss) for the period		$961	$5,590	$7,088	$8,903

Basic earnings (loss) per share based on net earnings		$0.01	$0.04	$0.06	$0.08
Diluted earnings (loss) per share based on net earnings	9 (e)	$0.01	$0.04	$0.05	$0.08

Basic weighted average number of shares outstanding		127,456,410	125,277,591	127,291,688	114,426,580
Diluted weighted average number of shares outstanding	9 (e)	127,851,198	127,414,848	127,823,260	115,916,906

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated	Retained	Total
		Number of	Share	Contributed	Comprehensive	Earnings	Shareholders'
	Note	shares	Capital	Surplus	Income (Loss)	(Deficit)	Equity

Balance at December 31, 2015		102,776,470	$368,898	$9,465	$(145)	$(327,343)	$50,875

Public equity offerings, net of issuance costs	9 (a)	17,463,472	53,000				53,000
Exercise of options	9 (b)	3,495,000	15,965	(5,417)			10,548
Issued on acquisition of mineral properties, net		2,147,239	6,529				6,529
Share based compensation	9 (b)(c)	-	-	2,636			2,636
Unrealized gain (loss) on available for sale assets					(58)		(58)
Realized gain (loss) on available for sale assets					269		269
Expiry and forfeiture of options				(365)		365	-
Earnings (loss) for the year						9,114	9,114
Balance at September 30, 2016		125,882,181	444,392	6,319	66	(317,864)	132,913

Public equity offerings, net of issuance costs	9 (a)	-	(42)				(42)
Exercise of options	9 (b)	-	-	-			-
Issued on acquisition of mineral properties, net	9 (c)	1,198,083	5,244				5,244
Share based compensation	9 (b)(c)			370			370
Unrealized gain (loss) on available for sale assets					(22)		(22)
Realized gain (loss) on available for sale assets					-		-
Earnings (loss) for the year						(5,204)	(5,204)
Balance at December 31, 2016		127,080,264	449,594	6,689	44	(323,068)	133,259

Exercise of options	9 (b)	28,000	109	(35)			74
Issued for performance share units		193,825	439	(439)			-
Issued on acquisition of mineral properties, net	7 (b)	154,321	500				500
Share based compensation	9 (b)(c)			2,244			2,244
Unrealized gain (loss) on available for sale assets					145		145
Realized gain (loss) on available for sale assets					(72)		(72)
Expiry and forfeiture of options				(86)		86	-
Earnings (loss) for the period						7,015	7,015
Balance at September 30, 2017		127,456,410	$450,642	$8,373	$117	$(315,967)	$143,165

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		Sept. 30,	Sept. 30	Sept. 30,	Sept. 30
	Notes	2017	2016	2017	2016

Operating activities
Net earnings (loss) for the period		$996	$5,586	$7,015	$9,114
Items not affecting cash:
Share-based compensation	9	673	775	2,241	2,636
Depreciation and depletion		4,540	2,834	12,055	12,267
Deferred income tax expense (recovery)		(535)	(654)	(2,554)	(711)
Unrealized foreign exchange loss (gain)		(150)	723	(582)	589
Loss (gain) on available for sale assets		-	-	(72)	269
Settlement of derivative liability		-	(1,372)	-	-
Finance costs	8	166	345	610	926
Write off of exploration property		-	-	233	-
Net changes in non-cash working capital	12	(1,092)	8,071	(8,957)	(1,425)
Cash from operating activities		4,598	16,308	9,989	23,665

Investing activities
Mineral property, plant and equipment expenditures	7	(10,836)	(5,508)	(31,575)	(12,717)
Proceeds from disposition of available for sale assets		-	-	72	448
Investment in long term deposits		-	-	(6)	133
Cash used in investing activities		(10,836)	(5,508)	(31,509)	(12,136)

Financing activities
Repayment of revolving credit facility	8	(2,500)	(2,500)	(7,500)	(10,500)
Repayment of obligation under finance lease		-	(76)	-	(465)
Debt issuance costs		-	-	-	(474)
Interest paid		(101)	(243)	(405)	(632)
Public equity offerings	9 (a)	-	14,229	-	55,353
Exercise of options	9 (b)	-	5,263	74	10,548
Share issuance costs	9 (a)	-	(497)	-	(1,943)
Cash from (used in) financing activities		(2,601)	16,176	(7,831)	51,887

Effect of exchange rate change on cash and cash equivalents		150	(584)	582	(589)

Increase (decrease) in cash and cash equivalents		(8,839)	26,976	(29,351)	63,416
Cash and cash equivalents, beginning of period		52,237	56,848	72,317	20,413
Cash and cash equivalents, end of period		$43,548	$83,240	$43,548	$83,240

Supplementary cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #1130 – 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on October 30, 2017.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM ENR (Formerly Endeavour Capital S. A. de C.V.), Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C. V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd. and Minera Oro Silver de Mexico S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2016.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2016 and accordingly, should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016.

(a) Accounting standards adopted during the year
Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)

On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

Amendments to IAS 12, Income Taxes (“IAS 12”)

On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b) Changes in IFRS not yet adopted

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IAS 2 in its financial statements for the annual period beginning on January 1, 2018 on a prospective basis. The Company has completed qualitative and quantitative assessment and does not expect the adoption to have a material impact on the consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

The Company intends to adopt IFRS 9 effective January 1, 2018 on a prospective basis. The Company has completed qualitative and quantitative assessment and does not expect the adoption to have a material impact on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has completed qualitative and quantitative assessment and does not expect the adoption to have a material impact on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

		September 30	December 31
	Note	2017	2016

Trade receivables (1)		$6,839	$6,703
IVA receivables (2)		22,365	14,556
Income taxes recoverable		5,745	4,197
Due from related parties	6	2	4
Other receivables		385	100
		$35,336	$25,560

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (see note 16).

(2)

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo (“El Cubo”) which is authorized at the state level as opposed to the Company’s other significant operating entities which are authorized at the federal level. At September 30, 2017, El Cubo holds $12,276 in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2016 – $10,100). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

5.	INVENTORIES

	September 30	December 31
	2017	2016

Warehouse inventory	$8,318	$7,873
Stockpile inventory (1)	397	-
Work in process inventory	548	656
Finished goods inventory (2)	4,757	4,902
	$14,020	$13,431

(1)	The Company has 3,850 stockpiled tonnes of mined ore as of September 30, 2017 (December 31, 2016 – Nil).
(2)

The Company held 233,135 silver ounces and 1,099 gold ounces as of September 30, 2017 (December 31, 2016 – 330,587 and 883, respectively). These ounces are carried at the lower of cost and net realizable value. As at September 30, 2017, the quoted market value of the silver ounces was $3,931 (December 31, 2016 - $5,369) and the quoted market value of the gold ounces was $1,410 (December 31, 2016 - $1,023). The finished goods inventory balance at September 30, 2017 includes a write down to realizable value of $166 for finished goods inventory held by the Guanacevi mine. Of this amount $117 is comprised of cash costs and $49 relates to depreciation and depletion.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with companies related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The charges for these costs totaled $5 and $21 for the three months and nine months ended September 30, 2017 respectively (September 30, 2016 - $11 and $33 respectively). The Company has a $2 net receivable related to these costs as of September 30, 2017 (December 31, 2016 – $4).

The Company was charged $8 and $50 for legal services for the three months and nine months ended September 30, 2017 respectively by a legal firm in which the Company’s corporate secretary is a partner (September 30, 2016 - $24 and $234 respectively). The Company has $Nil payable to the legal firm as at September 30, 2017 (December 31, 2016 - $Nil).

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

			Machinery &
			equipment and		Transport &
	Mineral		assets under		office
	property	Plant	finance lease	Building	equipment	Total
Cost

Balance at December 31, 2015	$429,629	$93,775	$60,257	$10,479	$8,525	$602,665

Additions	27,772	1,096	1,567	192	1,133	31,760
Disposals	-	-	(12)	-	(63)	(75)

Balance at December 31, 2016	457,401	94,871	61,812	10,671	9,595	634,350

Additions	22,681	1,836	5,047	827	1,661	32,052
Disposals	(233)	(15)	-	-	(898)	(1,146)

Balance at September 30, 2017	$479,849	$96,692	$66,859	$11,498	$10,358	$665,256

Accumulated amortization and impairment

Balance at December 31, 2015	$411,334	$83,877	$43,206	$8,949	$7,374	$554,740

Amortization	7,986	1,686	3,002	265	508	13,447
Disposals	-	-	(12)	-	(63)	(75)

Balance at December 31, 2016	419,320	85,563	46,196	9,214	7,819	568,112

Amortization	8,966	1,243	1,891	117	654	12,871
Disposals	-	(14)	-	-	(894)	(908)

Balance at September 30, 2017	$428,286	$86,792	$48,087	$9,331	$7,579	$580,075

Net book value
At December 31, 2016	$38,081	$9,308	$15,616	$1,457	$1,776	$66,238
At September 30, 2017	$51,563	$9,900	$18,772	$2,167	$2,779	$85,181

Included in Mineral property is $10,900 in acquisition costs for exploration and evaluation properties (December 31, 2016 – 17,200).

As of September 30, 2017, the Company has $150 committed to capital equipment purchases.

(b) Acquisition of Veta Grande Properties

On April 24, 2017, the Company entered into a definitive agreement with Impact Silver Corp. (“Impact Silver”) to acquire a 100% interest in Impact Silver’s Veta Grande properties, located in the Zacatecas state, Mexico (“the agreement”). On June 5, 2017, Endeavour paid $500 in Endeavour common shares, being 154,321 common shares at $3.24 per share, representing the 10-day average closing price of Endeavour’s shares on the New York Stock Exchange (“NYSE”) prior to the date of the agreement.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(c) Acquisition of Calicanto Properties

On July 21, 2016, the Company entered into a definitive agreement with Compania Minera Estrella de Plata SA de CV. (“Compania Minera Estrella”) to acquire a 100% interest, subject to a 3% NSR, in Compania Minera Estrella’s Calicanto properties, located in the Zacatecas state, Mexico. On February 1, 2017, Endeavour completed the purchase with a payment of $400.

8.	CREDIT FACILITY

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) which became effective April 1, 2016 to convert the remaining outstanding balance under the existing revolving credit facility into a two year term loan amortized quarterly maturing on December 31, 2017. The Amended Facility is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Amended Facility is 4.5% over LIBOR and the Company agreed to pay a fee of $300 upon signing. The Amended Facility is subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio, a tangible net worth calculation, capital and exploration expenditure limits.

At September 30, 2017, the Company had $1,500 outstanding on the Amended Facility (December 31, 2016 - $9,000), which is due within 3 months of the balance sheet date. The Company recognized $318 of interest expense during the period in finance costs (September 30, 2016 - $569).

	Facility Financial	Sept. 30,	Dec. 31,
Facility Financial Covenants	Requirements	2017	2016
Leverage Ratio	< 3.00:1	0.08	0.29
Interest Service Coverage Ratio	> 4.00:1	45	45
Tangible Net Worth	> 45,900	143,048	133,215

9.	SHARE CAPITAL

(a) Public Offerings

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualified for the distribution, including transactions that are deemed to be “at-the-market” (“ATM”) distributions, of up to CAN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.

On November 25, 2015, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company sold common stock having an aggregate offering value of US$16.5 million on the New York Stock Exchange. The Company determined, at its sole discretion, the timing and number of shares sold under the ATM facility. During the second quarter of 2016, the Company completed this ATM program issuing 7,218,125 common shares under the ATM facility at an average price of $2.13 per share for proceeds of $14,893, net of commission.

In May 2016, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$ 175 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be ATM distributions.

On May 5, 2016, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$40.0 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the year ended December 31, 2016, the Company issued 10,245,347 common shares under the ATM facility at an average price of $3.90 per share for proceeds of $38,949, net of commission.

During the year ended December 31, 2016, the Company also recognized $843 of additional transaction costs, related to the two ATM financings, as share issuance costs which have been presented net of share capital.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b) Share purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2015, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the period:

Expressed in Canadian dollars	Period Ended		Year Ended
	September 30, 2017		December 31, 2016
	Number	Weighted average	Number	Weighted
	of shares	exercise price	of shares	average

Outstanding, beginning of year	4,458,050	$3.93	6,322,050	$3.80
Granted	1,572,000	$4.32	2,150,000	$4.30
Exercised	(28,000)	$3.47	(3,495,000)	$3.89
Cancelled	(91,000)	$5.45	(519,000)	$4.14
Outstanding, end of period	5,911,050	$4.01	4,458,050	$3.93

Options exercisable at period end	3,951,450	$3.86	2,921,550	$3.95

The following tables summarize information about stock options outstanding at September 30, 2017:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Sept. 30, 2017	(Number of Years)	Prices	Sept. 30, 2017	Prices

$2.00 - $2.99	1,168,500	2.6	$2.65	1,168,500	$2.65
$4.00 - $4.99	4,720,300	3.2	$4.33	2,760,700	$4.34
$8.00 - $8.99	22,250	0.1	$8.74	22,250	$8.74
	5,911,050	3.0	$4.01	3,951,450	$3.86

During the three months and nine months ended September 30, 2017, the Company recognized share based compensation expense of $627 and $2,188 respectively (September 30, 2016 - $636 and $2,126 respectively) based on the fair value of the vested portion of options granted in the current and prior years.

(c) Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once vested and performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 1,000,000.

	Period Ended	Year Ended
	September 30, 2017	December 31, 2016
	Number	Number
	of units	of units

Outstanding, beginning of year	325,000	-
Granted	200,000	425,000
Cancelled	-	(100,000)
Settled for shares	(193,825)	-
Settled for cash	(131,175)	-

Outstanding, end of period	200,000	325,000

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

A total of 200,000 PSUs were granted during the nine months ended September 30, 2017 (September 30, 2016 – 425,000) under the Company’s PSU plan. The 200,000 PSUs vest on May 3, 2020, subject to achievement of pre-determined performance criteria.

During the year ended December 31, 2016, 100,000 PSUs were cancelled resulting in 325,000 PSUs outstanding at December 31, 2016. The PSUs vested on January 1, 2017, upon the achievement of pre-determined performance and/or service criteria. On April 12, 2017, 193,825 common shares were issued and $449 was paid in cash in settlement of the 325,000 vested PSUs.

During the three months and nine months ended September 30, 2017, the Company recognized share based compensation expense of $46 and $53 respectively related to the PSUs (September 30, 2016 - $139 and $510 respectively).

(d) Deferred Share Units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement.

Expressed in Canadian dollars	Period Ended		Year Ended
	September 30, 2017		December 31, 2016
	Number	Weighted average	Number	Weighted average
	of units	grant price	of units	grant price

Outstanding, beginning of year	510,560	$3.39	413,618	$3.21
Granted	31,756	$4.32	96,942	$4.19
Redeemed	-	-	-	-
Outstanding, end of period	542,316	$3.45	510,560	$3.39

Fair value at period end	542,316	$2.97	510,560	$4.75

During the three months and nine months ended September 30, 2017, the Company recognized a recovery on directors compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $305 and $513 respectively (September 30, 2016 – expense of $604 and $1,998 respectively) based on new grants and the change in the fair value of the DSUs granted in the current and prior years. As of September 30, 2017 there are 542,316 deferred share units outstanding (December 31, 2016 – 510,560) with a fair market value of $1,291 (December 31, 2016 - $1,804) recognized in accounts payable.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(e) Diluted Earnings per Share

	Three Months Ended
	Sept. 30,	Sept. 30,
	2017	2016
Basic earnings (loss)	$996	$5,586
Basic weighted average number of shares outstanding	127,456,410	125,277,591
Effect of dilutive securities:
Stock options	194,788	1,812,257
Performance share units	200,000	325,000
Diluted weighted average number of share outstanding	127,851,198	127,414,848

Diluted earnings (loss) per share	$0.01	$0.04

	Nine Months Ended
	Sept 30,	Sept. 30,
	2017	2016
Basic earnings (loss)	$7,015	$9,114
Basic weighted average number of shares outstanding	127,291,688	114,426,580
Effect of dilutive securities:
Stock options	331,572	1,165,325
Performance share units	200,000	325,000
Diluted weighted average number of share outstanding	127,823,260	115,916,905

Diluted earnings (loss) per share	$0.05	$0.08

10.	EXPLORATION

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2017	2016	2017	2016

Depreciation and depletion	$34	$10	$102	$41
Share-based compensation	59	110	197	297
Salaries, wages and benefits	633	461	1,884	1,597
Direct exploration expenditures	2,706	1,780	8,350	3,533
	$3,432	$2,361	$10,533	$5,468

11.	GENERAL AND ADMINISTRATIVE

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2017	2016	2017	2016

Depreciation and depletion	$112	$63	$175	$167
Share-based compensation	551	873	1,889	2,261
Salaries, wages and benefits	348	1,167	1,692	3,514
Direct costs	594	724	2,235	2,068
	$1,605	$2,827	$5,991	$8,010

Included in salaries, wages and benefits is $305 in director’s deferred share unit recovery for the three months ended Sept. 30, 2017 (September 30, 2016 – expense of $604) and a $513 recovery for the nine months ended September 30, 2017 (June 30, 2016 – expense of $1,998).

Endeavour Silver Corp.	Page - 13-

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2016	2017	2016
Net changes in non-cash working capital:
Accounts receivable	$(4,782)	$5,170	$(9,755)	$(1,829)
Inventories	1,107	513	255	4,086
Prepaid expenses	428	604	772	1,291
Accounts payable and accrued liabilities	2,299	1,828	2,683	(3,276)
Income taxes payable	(144)	(44)	(2,912)	(1,697)
	$(1,092)	$8,071	$(8,957)	$(1,425)
Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	-	2,783	35	5,417
Fair value of equity settled performance share units allocated to share capital	-	-	439	-
Common shares issued on acquisition of mineral properties	-	-	500	6,549

Other cash disbursements:
Income taxes paid	1,712	1,026	5,487	6,911
Special mining duty paid	-	-	2,020	1,042

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanaceví, Bolañitos and El Cubo and one development segment, El Compas, which are located in Mexico, as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

In June 2017, the Company made the decision to begin mine development at El Compas and has reallocated the project from the exploration segment. Prior period segment reporting for the El Compas project has been restated.

September 30, 2017
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$31,903	$671	$2,243	$4,554	$3,968	$209	$43,548
Investments	158	-	-	-	-	-	158
Accounts receivables	787	1,104	12,800	3,563	16,414	668	35,336
Inventories	-	-	9,086	2,224	2,710	-	14,020
Prepaid expenses	347	154	165	173	306	120	1,265
Non-current deposits	76	56	317	143	73	-	665
Deferred income tax asset	-	-	-	896	-	-	896
Mineral property, plant and equipment	715	11,235	42,722	6,723	14,614	9,172	85,181
Total assets	$33,986	$13,220	$67,333	$18,276	$38,085	$10,169	$181,069

Accounts payable and accrued liabilities	$4,780	$1,274	$5,396	$2,617	$6,208	$547	$20,822
Income taxes payable	300	-	626	785	8	-	1,719
Credit facility	1,500	-	-	-	-	-	1,500
Deferred lease inducement	249	-	-	-	-	-	249
Provision for reclamation and rehabilitation	-	-	2,079	1,768	4,063	-	7,910
Deferred income tax liability	-	-	5,704	-	-	-	5,704
Total liabilities	$6,829	$1,274	$13,805	$5,170	$10,279	$547	$37,904

December 31, 2016
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$62,223	$499	$1,649	$1,627	$6,183	$136	$72,317
Investments	85	-	-	-	-	-	85
Accounts receivables	607	978	5,019	4,845	13,786	325	25,560
Inventories	-	-	8,946	1,831	2,654	-	13,431
Prepaid expenses	1,363	165	404	60	40	5	2,037
Non-current deposits	76	56	311	143	73	-	659
Deferred income tax asset	-	-	-	-	183	-	183
Mineral property, plant and equipment	247	10,836	38,105	6,972	3,205	6,873	66,238
Total assets	$64,601	$12,534	$54,434	$15,478	$26,124	$7,339	$180,510

Accounts payable and accrued liabilities	$5,829	$1,250	$5,025	$2,093	$3,953	$79	$18,229
Income taxes payable	452	525	1,030	2,309	315	-	4,631
Credit facility	9,000	-	-	-	-	-	9,000
Provision for reclamation and rehabilitation	-	-	2,058	1,755	4,033	-	7,846
Deferred income tax liability	-	-	7,340	205	-	-	7,545
Total liabilities	$15,281	$1,775	$15,453	$6,362	$8,301	$79	$47,251

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	El Compas	Total
	Three months ended September 30, 2017
Silver revenue	$-	$-	$9,469	$4,421	$8,025	$-	$21,915
Gold revenue	-	-	1,785	8,544	7,538	-	17,867
Total revenue	$-	$-	$11,254	$12,965	$15,563	$-	$39,782
Salaries, wages and benefits :
mining	$-	$-	$1,639	$1,284	$2,259	$-	$5,182
processing	-	-	546	243	438	-	1,227
administrative	-	-	728	624	761	-	2,113
stock based compensation	-	-	21	21	21	-	63
change in inventory	-	-	144	68	83	-	295
Total salaries, wages and benefits	-	-	3,078	2,240	3,562	-	8,880
Direct costs:
mining	-	-	3,337	3,215	3,832	-	10,384
processing	-	-	1,592	1,997	2,343	-	5,932
administrative	-	-	484	601	708	-	1,793
change in inventory	-	-	226	163	85	-	474
Total direct production costs	-	-	5,639	5,976	6,968	-	18,583
Depreciation and depletion:
depreciation and depletion	-	-	3,507	547	333	-	4,387
change in inventory	-	-	(17)	17	7	-	7
Total depreciation and depletion	-	-	3,490	564	340	-	4,394
Royalties	-	-	324	61	72	-	457
Write down of inventory to NRV	-	-	166	-	-	-	166
Total cost of sales	$-	$-	$12,697	$8,841	$10,942	$-	$32,480
Earnings (loss) before taxes	$(2,502)	$(3,428)	$(1,443)	$4,124	$4,621	$(4)	$1,368
Current income tax expense	-	-	130	742	10	-	882
Deferred income tax expense (recovery)	-	-	(177)	(333)	-	-	(510)
Total income tax expense (recovery)	-	-	(47)	409	10	-	372
Net earnings (loss)	$(2,502)	$(3,428)	$(1,396)	$3,715	$4,611	$(4)	$996

	Three months ended September 30, 2016
Silver revenue	$-	$-	$8,475	$4,942	$9,584	$-	$23,001
Gold revenue	-	-	1,431	10,566	7,068	-	19,065
Total revenue	$-	$-	$9,906	$15,508	$16,652	$-	$42,066
Salaries, wages and benefits :
mining	$-	$-	$1,206	$1,186	$2,191	$-	$4,583
processing	-	-	425	218	393	-	1,036
administrative	-	-	648	508	648	-	1,804
stock based compensation	-	-	(70)	(69)	(69)	-	(208)
change in inventory	-	-	(178)	30	70	-	(78)
Total salaries, wages and benefits	-	-	2,031	1,873	3,233	-	7,137
Direct costs :
mining	-	-	3,425	1,696	3,738	-	8,859
processing	-	-	1,726	2,067	2,743	-	6,536
administrative	-	-	593	421	706	-	1,720
change in inventory	-	-	(574)	79	68	-	(427)
Total direct production costs	-	-	5,170	4,263	7,255	-	16,688
Depreciation and depletion:
depreciation and depletion	-	-	1,727	553	449	-	2,729
change in inventory	-	-	(77)	50	59	-	32
Total depreciation and depletion	-	-	1,650	603	508	-	2,761
Royalties	-	-	93	76	78	-	247

Total cost of sales	$-	$-	$8,944	$6,815	$11,074	$-	$26,833
Earnings (loss) before taxes	$(5,248)	$(2,208)	$962	$8,693	$5,578	$(153)	$7,624
Current income tax expense	-	-	(340)	2,321	750	-	2,731
Deferred income tax expense (recovery)	-	-	(345)	(348)	-	-	(693)
Total income tax expense (recovery)	-	-	(685)	1,973	750	-	2,038
Net earnings (loss)	$(5,248)	$(2,208)	$1,647	$6,720	$4,828	$(153)	$5,586

Endeavour Silver Corp.	Page - 16-

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	El Compas	Total
	Nine months ended September 30, 2017
Silver revenue	$-	$-	$28,276	$10,777	$21,856	$-	$60,909
Gold revenue	-	-	4,641	24,323	18,986	-	47,950
Total revenue	$-	$-	$32,917	$35,100	$40,842	$-	$108,859
Salaries, wages and benefits:
mining	$-	$-	$4,561	$3,729	$6,271	$-	$14,561
processing	-	-	1,526	724	1,252	-	3,502
administrative	-	-	2,250	1,775	2,132	-	6,157
stock based compensation	-	-	51	52	52	-	155
change in inventory	-	-	272	(74)	(7)	-	191
Total salaries, wages and benefits	-	-	8,660	6,206	9,700	-	24,566
Direct costs:
mining	-	-	9,324	8,591	10,383	-	28,298
processing	-	-	5,114	5,017	6,251	-	16,382
administrative	-	-	1,673	1,407	2,007	-	5,087
change in inventory	-	-	883	(183)	53	-	753
Total direct production costs	-	-	16,994	14,832	18,694	-	50,520
Depreciation and depletion:
depreciation and depletion	-	-	9,899	1,577	993	-	12,469
change in inventory	-	-	(657)	(20)	(14)	-	(691)
Total depreciation and depletion	-	-	9,242	1,557	979	-	11,778
Royalties	-	-	886	163	188	-	1,237
Write down of inventory to NRV	-	-	166	-	-	-	166
Total cost of sales	$-	$-	$35,948	$22,758	$29,561	$-	$88,267
Earnings (loss) before taxes	$(4,028)	$(9,872)	$(3,031)	$12,342	$11,281	$(661)	$6,031
Current income tax expense	-	-	364	1,426	(64)	-	1,726
Deferred income tax expense (recovery)	-	-	(1,791)	(1,107)	188	-	(2,710)
Total income tax expense (recovery)	-	-	(1,427)	319	124	-	(984)
Net earnings (loss)	$(4,028)	$(9,872)	$(1,604)	$12,023	$11,157	$(661)	$7,015

	Nine months ended September 30, 2016
Silver revenue	$-	$-	$27,121	$14,960	$28,567	$-	$70,648
Gold revenue	-	-	4,794	31,008	21,667	-	57,469
Total revenue	$-	$-	$31,915	$45,968	$50,234	$-	$128,117
Salaries, wages and benefits:
mining	$-	$-	$3,724	$4,571	$6,871	$-	$15,166
processing	-	-	1,395	715	1,287	-	3,397
administrative	-	-	2,209	1,928	2,170	-	6,307
stock based compensation	-	-	26	26	26	-	78
change in inventory	-	-	(308)	77	154	-	(77)
Total salaries, wages and benefits	-	-	7,046	7,317	10,508	-	24,871
Direct costs:
mining	-	-	8,114	7,726	14,657	-	30,497
processing	-	-	5,714	6,156	8,608	-	20,478
administrative	-	-	1,910	1,352	2,210	-	5,472
change in inventory	-	-	(1,146)	309	449	-	(388)
Total direct production costs	-	-	14,592	15,543	25,924	-	56,059
Depreciation and depletion:
depreciation and depletion	-	-	5,470	3,674	2,622	-	11,766
change in inventory	-	-	(245)	254	284	-	293
Total depreciation and depletion	-	-	5,225	3,928	2,906	-	12,059
Royalties	-	-	288	217	227	-	732

Total cost of sales	$-	$-	$27,151	$27,005	$39,565	$-	$93,721
Earnings (loss) before taxes	$(12,529)	$(5,300)	$4,764	$18,963	$10,669	$(168)	$16,399
Current income tax expense	-	-	100	6,742	780	-	7,622
Deferred income tax expense (recovery)	-	-	370	(930)	223	-	(337)
Total income tax expense (recovery)	-	-	470	5,812	1,003	-	7,285
Net earnings (loss)	$(12,529)	$(5,300)	$4,294	$13,151	$9,666	$(168)	$9,114

The Exploration segment included $340 of costs incurred in Chile for the period ended September 30, 2017 (2016 - $340).

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	INCOME TAXES

(a)	Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million (USD $5.9 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed (USD $2.0 million), MXN 17.7 million (USD $0.9 million) in inflationary charges, MXN 40.4 million (USD $1.9 million) in interest and MXN 23.0 million (USD $1.1 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 123 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2016, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

15.	COMMITMENTS

The Company rents office space under an operating lease. The future minimum lease payments under the lease agreement are as follows:

2017	$61
2018	249
2019	254
2020	259
2021	264
2022 and thereafter	1,836
$2,923

16.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at September 30, 2017	$	$	$	$

Financial assets:
Available for sale securities	158	158	-	-
Trade receivables	6,839	-	6,839	-
Total financial assets	6,997	158	6,839	-

Financial liabilities:
Deferred share units	1,291	1,291	-	-
Total financial liabilities	1,291	1,291	-	-

Fair values of financial assets and liabilities:

	As at September 30, 2017		As at December 31, 2016
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	43,548	43,548	72,317	72,317
Investments	158	158	85	85
Accounts receivables	35,336	35,336	25,560	25,560
Total financial assets	79,042	79,042	97,962	97,962

Financial liabilities:
Accounts payable and accrued liabilities	20,822	20,822	18,229	18,229
Credit facility	1,500	1,500	9,000	9,000
Total financial liabilities	22,322	22,322	27,229	27,229

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Trade receivables (see Note 4)

•	Deferred share units (see Note 9 (d))

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
PO Box# 10328
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Tomas Iturriaga - Vice-President Operations, Country Manager Mexico
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Andrew Sharp – Vice President, Engineering
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 20 -